UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No.__)* Digihost Technology Inc.
(Name of Issuer) Subordinate Voting Shares, with no par value
(Title of Class of Securities) 25381D206
(CUSIP Number)
August 15, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 25381D206

1		NAME OF REPORTING PERSON Eleven Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,113,636 (1)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 3,113,636 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,113,636 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.44%(2)
12		TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(1)	Eleven Ventures LLC (“Eleven Ventures”) is the record holder of 3,113,636 shares of the Issuer’s Subordinate Voting Shares, with no par value (“Subordinate Voting Shares”). Such Subordinate Voting Shares were purchased in an offering by the Issuer that closed on August 15, 2024 (the “Offering”), pursuant to which the Issuer issued 3,636,363 Subordinate Voting Shares and warrants exercisable for 3,636,363 Subordinate Voting Shares (the “Warrants”), with such Warrants being exercisable at any time on or after February 15, 2025, subject to certain terms and limitations, including certain beneficial ownership limitations. Eleven Managers LLC (“Eleven Managers”) is the Manager of Eleven Ventures and may be deemed to share beneficial ownership over the Subordinate Voting Shares directly owned by Eleven Ventures. Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the Subordinate Voting Shares directly owned by Eleven Ventures.
(2)	Based on 29,353,749 Subordinate Voting Shares outstanding, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 15, 2024, plus the 3,636,363 Subordinate Voting Shares issued in the Offering.

1		NAME OF REPORTING PERSON Eleven Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,113,636 (3)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 3,113,636 (3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,113,636 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.44%(4)
12		TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

(3)	Eleven Ventures LLC (“Eleven Ventures”) is the record holder of 3,113,636 shares of the Issuer’s Subordinate Voting Shares, with no par value (“Subordinate Voting Shares”). Such Subordinate Voting Shares were purchased in an offering by the Issuer that closed on August 15, 2024 (the “Offering”) pursuant to which the Issuer issued 3,636,363 Subordinate Voting Shares and warrants exercisable for 3,636,363 Subordinate Voting Shares (the “Warrants”), with such Warrants being exercisable at any time on or after February 15, 2025, subject to certain terms and limitations, including certain beneficial ownership limitations. Eleven Managers LLC (“Eleven Managers”) is the Manager of Eleven Ventures and may be deemed to share beneficial ownership over the Subordinate Voting Shares directly owned by Eleven Ventures. Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the Subordinate Voting Shares directly owned by Eleven Ventures.
(4)	Based on 29,353,749 Subordinate Voting Shares outstanding, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 15, 2024, plus the 3,636,363 Subordinate Voting Shares issued in the Offering.

1		NAME OF REPORTING PERSON Hartley Wasko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,113,636 (5)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 3,113,636 (5)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,113,636 (5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.44%(6)
12		TYPE OF REPORTING PERSON (See Instructions) IN

(5)	Eleven Ventures LLC (“Eleven Ventures”) is the record holder of 3,113,636 shares of the Issuer’s Subordinate Voting Shares, with no par value (“Subordinate Voting Shares”). Such Subordinate Voting Shares were purchased in an offering by the Issuer that closed on August 15, 2024 (the “Offering”) pursuant to which the Issuer issued 3,636,363 Subordinate Voting Shares and warrants exercisable for 3,636,363 Subordinate Voting Shares (the “Warrants”), with such Warrants being exercisable at any time on or after February 15, 2025, subject to certain terms and limitations, including certain beneficial ownership limitations. Eleven Managers LLC (“Eleven Managers”) is the Manager of Eleven Ventures and may be deemed to share beneficial ownership over the Subordinate Voting Shares directly owned by Eleven Ventures. Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the Subordinate Voting Shares directly owned by Eleven Ventures.
(6)	Based on 29,353,749 Subordinate Voting Shares outstanding, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 15, 2024, plus the 3,636,363 Subordinate Voting Shares issued in the Offering.

Item 1.

(a)	Name of Issuer.

Digihost Technology Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2.

(a) Name of Person Filing.

(i)	Eleven Ventures LLC (“Eleven Ventures”)

(ii)	Eleven Managers LLC (“Eleven Managers”)

(iii)	Hartley Wasko

(b) Address of Principal Business Office or, if none, Residence.

(i)	463 Adams St., Denver

CO 80206

(c) Citizenship.

(i)	Eleven Ventures – Delaware

(ii)	Eleven Mangers – Delaware

(iii)	Hartley Wasko – United States of America

(d) Title of Class of Securities.

Subordinate Voting Shares, with no par value (the “Subordinate Voting Shares”)

(e) CUSIP Number.

25381D206

Item 3.

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned.

3,113,636 Subordinate Voting Shares. Such Subordinate Voting Shares were purchased in an offering by the Issuer that closed on August 15, 2024 (the “Offering”), pursuant to which the Issuer issued 3,636,363 Subordinate Voting Shares and warrants exercisable for 3,636,363 Subordinate Voting Shares (the “Warrants”), with such Warrants being exercisable at any time on or after February 15, 2025, subject to certain terms and limitations, including certain beneficial ownership limitations.

(b) Percent of Class.

9.44%, based on 29,353,749 Subordinate Voting Shares outstanding, as reported in Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 15, 2024, plus the 3,636,363 Subordinate Voting Shares issued in the Offering.

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Eleven Ventures: 0

Eleven Manager: 0

Hartley Wasko: 0

(ii)	shared power to vote or to direct the vote:

Eleven Ventures: 3,113,636

Eleven Manager: 3,113,636

Hartley Wasko: 3,113,636

(iii)	sole power to dispose or to direct the disposition of:

Eleven Ventures: 0

Eleven Manager: 0

Hartley Wasko: 0

(iv)	shared power to dispose or to direct the disposition of:

Eleven Ventures: 3,113,636

Eleven Manager: 3,113,636

Hartley Wasko: 3,113,636

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Eleven Managers is the Manager of Eleven Ventures and may be deemed to share beneficial ownership over the subordinate voting shares directly owned by Eleven Ventures. Hartley Wasko is the Managing Member of Eleven Managers and may be deemed to share beneficial ownership over the subordinate voting shares directly owned by Eleven Ventures.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement.

Item 11.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2024

ELEVEN VENTURES LLC

By:	Eleven Managers LLC, its Manager

By:	/s/ Hartley Wasko
Name: Hartley Wasko Title: Managing Member

ELEVEN MANAGERS LLC

By:	/s/ Hartley Wasko
Name: Hartley Wasko Title: Managing Member

/s/ Hartley Wasko
Name: Hartley Wasko